Exhibit 12

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	January 31, 2014
	Three Months Ended	Nine Months Ended
Earnings before fixed charges:
Income before income taxes	$246.5	$666.0
Total fixed charges	24.6	81.1
Less: capitalized interest	(0.8)	(2.0)

Earnings available for fixed charges	$270.3	$745.1
Fixed charges:
Interest and other debt expense, net of capitalized interest	$18.8	$63.7
Capitalized interest	0.8	2.0
Estimated interest portion of rent expense (a)	5.0	15.4

Total fixed charges	$24.6	$81.1
Ratio of earnings to fixed charges	11.0	9.2

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.